UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-2048087

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

Item 3. Financial Statements

Called Higher Studios, Inc.

A Delaware Corporation

Financial Statements For the Six Month Period Ended

June 30, 2020

Called Higher Studios, Inc.

CALLED HIGHER STUDIOS, INC.

BALANCE SHEET

At June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$384,438	$38,156
Funds held in escrow	51,101	51,101
Prepaid Expenses	20,260	—
Offering costs	66,372	24,200
Total Current Assets	522,171	113,457

Non-Current Assets:
Note Receivable	$3,000	$—
Website Development	28,963	1,193
Total Non-Current Assets	31,963	1,193

TOTAL ASSETS	$554,134	$114,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$5,457	$2,502
Total Liabilities	5,457	2,502

Stockholders’ Equity:
Preferred Stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2019	$—	$—
Class A Common Stock, $0.00001 par, 10,000,000 shares authorized, 189,930 shares issued and outstanding, as of December 31, 2019	10	2
Class B Common Stock, $0.00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding, as of December 31, 2019	17	17
Additional paid-in capital	996,412	164,869
Accumulated deficit	(447,762)	(52,740)
Total Stockholders’ Equity	548,677	112,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$554,134	$114,650

See the accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2020 and June 30, 2019

	For the Six Months Ended June 20, 2020	For the Six Months Ended June 20, 2019
	(Unaudited)	(Unaudited)

Net revenues	$1,822	$—
Costs of net revenues	(25,714.83)	—
Gross loss	(23,892.83)	—

Operating Expenses:
General & administrative	106,229	1,375
Sales & marketing	264,900	130
Total Operating Expenses	371,129	1,505

Loss from operations	(395,022)	(1,505)

Other Income/(Expense):
Interest expense	—	—
Total Other Income/(Expense)	—	—

Provision for income taxes		—

Net Loss	$(395,022)	$(1,505)

See the accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Common Stock
	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance at June 4, 2019	—	$—	—	$—	$—	$—	$—

Issuance of Class A Common Stock	46,875	0	—	—	25	—	25
Issuance of Class A Common Stock - Regulation CF	143,055	1	—		139,762	—	139,763
Issuance of Class B Common Stock	—	—	1,687,500	17	25,083	—	25,100
Net loss	—	—	—	—	—	(1,505)	(1,505)
Balance at December 31, 2019	189,930	$2	1,687,500	$17	$164,869	$(1,505)	$163,383

Issuance of Class A Common Stock - Regulation CF	848,182	$8	—	—	831,543	$—	831,551
Net loss	$—	$—	$—	$—	$—	(395,022)	(395,022)
Balance at June 30, 2020	1,038,112	$10	1,687,500	$17	$996,412	$(396,527)	$599,912

See accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENT OF CASH FLOWS (UNAUDITED)

For the Six Months Ended June 30, 2020 and June 30, 2019

	June 20, 2020	June 20, 2019
	(Unaudited)	(Unaudited)

Cash Flows From Operating Activities
Net Loss	$(395,022)	$(1,505)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in Prepaid Expenses	(20,260)	—
(Increase)/Decrease in Subscription Receivable	—	4,000
Increase/(Decrease) in accounts payable	2,955	—
Net Cash Used In Operating Activities	(412,327)	2,495

Cash Flows From Investing Activities
Proceeds from Note Receivable	(3,000)	—
Purchase of website development	(27,770)	(173)
Net Cash Used In Investing Activities	(30,770)	(173)

Cash Flows From Financing Activities
Proceeds from issuance of debt-related party		—
Payments on debt-related party		—
Proceeds from issuance of Class A common stock	831,551	—
Proceeds from issuance of Class B common stock		—
Offering Costs	(42,172)	—
Net Cash Provided By Financing Activities	789,379	—

Net Change In Cash	346,282	2,322

Cash at Beginning of Period	38,156	—
Cash at End of Period	$384,438	$2,322

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the “Company”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company of Called Higher Studios, Inc.

As of June 30, 2020, the Company had not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of the offering.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of $52,739 as of December 31, 2019. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive a net deferred tax asset of $13,783 as of December 31, 2019, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, has negative cash flows from operations, and sustained a net loss of $395,022 and $52,740 during the periods ended June 30, 2020 and December 31, 2019, respectively.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2020 and has raised capital in 2020, as discussed in Note 8. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

During the period ended June 30, 2010, the Company raised gross proceeds of $831,543 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 848,182 shares of Class A Voting Common Stock at $1.00 per share. As of June 30, 2020, 1,038,112 shares of Class A Voting Common Stock were issued and outstanding. As of June 30, 2020, $51,101 of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective June 4, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods then ended

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2019, the Company initiated a Regulation CF crowdfunding campaign. As of October 31, 2020, a total of $1,065,967 has been raised from this offering inclusive of the 2019 portion.

In 2020, the Company initiated a Regulation A crowdfunding campaign. As of October 31, 2020, a total of $164,065.44 has been raised from this offering.

Management’s Evaluation

Management has evaluated all subsequent events through October 31, 2020, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Franklin, State of Tennessee, on November 24, 2020.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By Jason Brown, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date: November 24, 2020